Exhibit 3

Warburg Pincus Private Equity IX, L.P.

450 Lexington Avenue

New York, New York 10017

August 26, 2009

NYSE Technologies, Inc.

11 Wall Street

New York, New York 10005

Attn:  John K. Halvey

NYFIX, Inc.

100 Wall Street

26th Floor

New York, New York 10005

Attn:  Annemarie Tierney

Re:          Election and Waiver in Respect of Series B Preferred Stock

Ladies and Gentlemen:

Reference is made to the Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series B Voting Convertible Preferred Stock and Series C Non-Voting Convertible Preferred Stock of NYFIX, Inc. (the “Company”) dated October 12, 2006 (the “Certificate of Designations”).  Warburg Pincus Private Equity IX, L.P. (“Warburg Pincus”) is the direct record and beneficial owner of 1,500,000 shares of Series B Voting Convertible Preferred Stock, par value $1.00 per share, of the Company (the “Series B Preferred Stock”).

You have informed us that the Company, NYSE Technologies, Inc. (“Buyer”) and CBR Acquisition Corp. (“Merger Sub”) will enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company being the surviving corporation (the “Merger”).  The Merger will constitute a Change of Control, as defined in Section 5(c) of the Certificate of Designations.

In connection with the Merger, Warburg Pincus hereby agrees to receive an amount equal to not less than and no more than $75,201,000 in cash in exchange for all shares of Series B Preferred Stock owned by Warburg Pincus (the “Preferred Stock Merger Consideration”) and that (a) the payment of the Preferred Stock Merger Consideration shall be in lieu of its right to receive the Liquidation Preference (as defined in Section 5(a) of the Certificate of Designations) as provided by Section 5(c)(ii) of the Certificate of Designations and any claims or rights to any accrued but unpaid dividends (whether or not declared) and Future Dividends (as defined in the Certificate of Designations) on the Series B Preferred Stock and (b) all other obligations of the Company in respect of the Series B Preferred Stock shall be fully satisfied, and all options, elections or rights set forth in the Certificate of Designations shall be irrevocably waived, upon payment by Buyer or Merger Sub of the Preferred Stock Merger Consideration.  In addition, Warburg Pincus hereby waives, effective as of the date hereof, its rights to receive any dividends accrued but unpaid prior to or after the date hereof in respect of any Series B Preferred Stock, including, but not limited to, any dividends that would otherwise be payable on December 31, 2009 pursuant to the Certificate of Designations; provided, that if the Closing (as defined in the Merger Agreement) does not occur and the Merger Agreement is terminated in accordance with its terms, then such waiver shall be revoked and the Company shall pay to Warburg Pincus any such accrued but unpaid dividends that, notwithstanding this waiver, were to be due and payable to Warburg Pincus and Warburg Pincus shall be entitled to all of its rights pursuant to the Certificate of Designations.

The foregoing agreements and waivers shall become effective only upon the Closing (as defined in the Merger Agreement) and shall be conditioned upon Warburg Pincus being paid in cash simultaneously with the Closing the Preferred Stock Merger Consideration; provided, however, that the waiver in the last sentence of the preceding paragraph shall become effective as of the date hereof.  If requested by Buyer at least one week in advance of the Closing, Warburg Pincus shall deliver to Buyer concurrently or prior to the Closing the stock certificates representing all shares of Series B Preferred Stock owned by Warburg Pincus.

Except for the specific matters expressly set forth herein, this letter agreement shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights or remedies of, Warburg Pincus under the Certificate of Designations or with respect to the Series B Preferred Stock; or be construed to alter, modify, amend or in any way affect any of the terms, conditions or obligations contained in the Certificate of Designations, all of which are hereby confirmed and ratified in all respects and shall continue in full force and effect.  This letter agreement shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights or remedies of, Warburg Pincus with respect to any shares of common stock of the Company owned by Warburg Pincus.  This letter agreement shall terminate automatically upon the termination of the Merger Agreement.

The Company acknowledges that the execution, delivery and performance of the Voting Agreement, dated as of the date hereof, by and between Buyer, Merger Sub and Warburg Pincus does not violate or conflict with that certain Securities Purchase Agreement, dated as of September 4, 2006, by and between the Company and Warburg Pincus.

Warburg Pincus represents and warrants to Buyer and the Company that the execution and delivery of this letter agreement by the undersigned signatory of Warburg Pincus have been duly authorized by all necessary action on the part of Warburg Pincus and that this letter agreement is enforceable against Warburg Pincus in accordance with its terms.

This letter agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

This letter agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement.  Neither this letter agreement nor any provision of this letter agreement may be amended, changed, supplemented, modified or terminated except by an agreement in writing executed by each of the parties hereto.

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Sincerely,

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By: Warburg Pincus IX LLC, its General Partner
By: Warburg Pincus Partners LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

		By:	/s/ Cary J. Davis
		Name:	Cary J. Davis
		Title:	Managing Director

Agreed and accepted:

NYSE TECHNOLOGIES, INC.

By:	/s/ Janet M. Kissane
Name: Janet M. Kissane
Title: Vice President and Secretary

NYFIX, INC.

By:	/s/ Steven R. Vigliotti
Name: Steven R. Vigliotti
Title: Chief Financial Officer